PACIFICA BANCORP, INC.	Exhibit 11

COMPUTATION OF PER SHARE EARNINGS

	For Three Months Ended March 31,
	2005	2004
Net income	$386,000	$872,000

Computation of average shares outstanding:

Shares outstanding at beginning of the period	3,445,988	3,394,658

Additional shares deemed outstanding because of stock dividends	—	—

Additional shares deemed outstanding because of stock splits	—	—

Shares redeemed under stock repurchase program	—	—

Shares issued during the year times average time outstanding during the year	46,442	1,953

Average basic shares outstanding	3,492,430	3,396,611
Dilutive shares	165,959	99,155

Average diluted shares outstanding	3,658,389	3,495,767

Basic earnings per share to common stockholders	$0.11	$0.26

Diluted earnings per share to common stockholders	$0.11	$0.25